

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 12, 2010

Wei Guo
President
Ultra Glory International Ltd.
c/o Bill Huo, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036

> **Re: Ultra Glory International Ltd.**
> **Amendment No. 1 Registration Statement on Form 20-F**
> **Filed April 30, 2010**
> **File No. 000-53914**

Dear Mr. Guo:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.

Directors and Senior Management, page 1

1. We note your response to comment 4 in our letter dated April 16, 2010. Please disclose that you have no chief financial officer, and identify the person who is acting as or performing the responsibilities of a chief financial officer.

Risk Factors, page 2

2. We note your response to comments 2 and 8 in our letter dated April 16, 2010 and that you deleted the risk factor entitled "There may be conflicts of interest between our management and our non-management shareholders." However, it appears that part of this risk factor is applicable to the company. Please explain why Mr. Guo's involvement in the other blank check companies does not create a potential conflict of interest or include an appropriate risk factor.

Business Overview, page 8

3. We note your response to comment 18 in our letter dated April 16, 2010. Please also disclose whether you may merge with another company in which your promoters or their affiliates directly or indirectly have an ownership interest.

Directors and Senior Management, page 12

4. We note your added disclosure in response to comment 2 in our letter dated April 16, 2010. Since it appears that Mr. Lindley is also a promoter of the company, please revise the blank check company table to also describe all blank check companies in which Mr. Lindley may have been involved.

Related Party Transactions, page 14

5. We note your response to comment 25 in our letter dated April 16, 2010. Please disclose, if true, that Mr. Lindley is your founder, as referred to in note 4 to your financial statements. Also describe any transactions or agreements between Mr. Lindley and the company, Mr. Guo or their affiliates. For example, if there are any agreements for finder's fees, please disclose. See Item 7.B of Form 20-F.

Financial Statements, pages F-3 – F-6

6. We considered your response to comment 30 in our letter dated April 16, 2010. We believe that a blank shell company meets the definition of a development stage entity in ASC Topic 915. As such, please identify your financial statements as those of a development stage entity. Refer to FASB ASC 915-205-45-4.

******

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Bill Huo, Esq.
        Kramer Levin Naftalis & Frankel LLP
        Via Facsimile (212) 715-8000